Catalyst Paper Corporation 16th Floor, 250 Howe Street Vancouver, British Columbia Canada V6C 3R8 Tel: 604 654 4000 Fax: 604 654 4048

News Release

9 March 2006

Director brings development experience to Catalyst board

Vancouver, B.C. – Catalyst Paper has announced the appointment of Brian Kenning to its board of directors, effective March 6, 2006. Mr. Kenning brings more than 30 years of senior business experience in the natural resource, manufacturing, real estate and merchant banking sectors. “Brian brings considerable board experience along with a background in corporate planning and business development which will be invaluable to us as we consider future opportunities for growth,” said Russell J. Horner, president and chief executive officer.

As a managing partner of Brookfield Asset Management Inc. (formerly known as Brascan Corporation), one of Canada’s largest companies, Mr. Kenning guided the company’s business development activities in British Columbia from 1995 to 2004, including the restructuring of Doman Industries. In early 2005, Mr. Kenning retired from day-to-day operations and was appointed as B.C. advisor to Brookfield and a director of the Brookfield Asset Management Advisory Board.

Over the past 10 years, Mr. Kenning has served as a director of numerous public and private sector corporations. He is currently on the board of MacDonald Dettwiler and Associates, the British Columbia Railway Company, Hot House Growers Income Fund, Royal Oak Ventures and B.C. Pacific Capital Corporation. He has also chaired and served on the board of several non-profit organizations, including serving as a Governor of St. George’s School and Brentwood College School. He chairs the Board of Trustees of the B.C. Cancer Foundation and is a Governor of the B.C. Business Council.

Mr. Kenning graduated from the University of Victoria with a BA in economics in 1971 and from Queen’s University with an MBA in 1973. A lifetime resident of British Columbia, Mr. Kenning is married with two grown children.

Catalyst is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160 kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the ticker symbol CTL. The company is headquartered in Vancouver, B.C.

For more information:

Media: Lyn Brown	Investors: Ralph Leverton
Vice-President, Corporate Affairs	Vice-President, Finance and CFO
604-654-4212	604-654-4040